UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On May 5, 2016, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2016 annual general meeting of shareholders (the “Shareholder Meeting”). At the Shareholder Meeting, our shareholders voted on four proposals, each of which is described in more detail in our proxy statement for the Shareholder Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on April 8, 2016. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares at the Shareholder Meeting, each of those four proposals was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Election to be Governed by Companies Law Exemptions; Re-designation of External Directors as Ordinary Directors

On May 6, 2016, our board of directors adopted exemptions recently promulgated under the Companies Law that enabled the board to re-designate our external directors as ordinary directors, and to instead comply with NASDAQ listing requirements related to independent directors. As a result, under our articles of association, as amended, each of Messrs. Victor Leventhal and Haim Shani will now serve as an ordinary director until our 2017 annual general meeting of shareholders (and not for a three-year term) and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal.

The adoption of these exemptions also enables us to comply solely with the NASDAQ listing requirements related to the composition of the audit and compensation committees of the board, in lieu of also complying with the corresponding requirements under the Companies Law (as we had been doing until now). Our ability to rely upon these exemptions is subject to certain additional conditions under the Companies Law regulations with which we currently comply.

Non-Compliance, and Remedy of Compliance, with NASDAQ Audit Committee Listing Requirement

On May 9, 2016, we received a NASDAQ Staff Deficiency Letter giving notice that we had fallen out of compliance with NASDAQ Listing Rule 5605(c)(2), but that acknowledged that we had remedied that non-compliance upon the completion of the Shareholder Meeting. The subject NASDAQ listing rule requires that we maintain an audit committee of our board of directors that is comprised of three or more members, each of whom must meet certain criteria related to independence and financial sophistication. The number of members of our audit committee had fallen below three during the period following the expiration of the term of our then-external directors in late February 2016. Upon the re-election of Victor Leventhal and the election of Haim Shani to our board of directors pursuant to Proposal 2 at the Shareholder Meeting, we once again have three independent directors who serve on the audit committee and who meet the NASDAQ listing criteria (including independence criteria) for such service.

Press Release

On May 11, 2016, we issued a press release that further described each of the matters reported in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”). The contents of that press release are incorporated by reference herein.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and the Company’s registration statement on Form F-3, SEC file number 333-190965, filed by the Company on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 11, 2016	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer and Chief Operating Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated May 11, 2016.